SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20
PUBLICLY HELD COMPANY
CVM Registration No: 1431 - 1

MINUTES OF THE ONE HUNDRED AND NINETY-FIRST
ORDINARY BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATE: 06/07/2019 – 8:30 a.m. 3. PRESIDING BOARD: MARCEL MARTINS MALCZEWSKI - Chairman; DANIEL PIMENTEL SLAVIERO – Executive Secretary; and DENISE TEIXEIRA GOMES - Meeting Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS:

I.

The Board of Directors took acknowledgment of the resignation of Mr. Adrian Lima da Hora as member of the Fiscal Council (alternate member) and resolved to unanimously authorize the convening of an Extraordinary General Shareholders’ Meeting to elect a substitute member, on a date to be defined.

II.

The Board of Directors unanimously resolved to, a) approve the draft agreement to be signed between Copel Comercialização S.A. – Copel COM and Copel Geração e Transmissão S.A. - Copel GeT in accordance with the document that is kept at Copel’s Corporate Governance Department - SEC, in observance to the commutation rule; and b) approve transactions or set of transactions resulting from the purchase and sale of energy.

III.	The Board of Directors resolved to unanimously approve the corporate guarantee for the 6th Issue of Debentures by Copel Geração e Transmissão S.A.
IV.	The Board of Directors took acknowledgment of the studies to review the structure of the Statutory Audit Committee - CAE.
V.	The Board of Directors received updated information and approved the continuity of the process for the potential sale of the Company's interest in Copel Telecomunicações S.A.
VI.	The Board of Directors received information and discussed matters related to flaws and compliance at Copel Telecomunicações S.A.
VII.	The Board of Directors received information and approved the work scope and schedule for the review of the Company's Strategic Planning for 2020-2024.
VIII.	The Board of Directors received information and discussed matters related to UEG Araucária Ltda. - UEGA.
IX.	The Board of Directors received information and discussed matters related to execution models for Copel's performance in public lighting and distributed generation.
X.	The Board of Directors received information on the Company’s Reference Form.
XI.	The Board of Directors was informed by the Statutory Audit Committee on several matters.
XII.	The Board of Directors was informed by the CEO on several matters.

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI - Chairman; DANIEL PIMENTEL SLAVIERO – Executive Secretary; ADRIANA ANGELA ANTONIOLLI; CARLOS BIEDERMANN; GUSTAVO BONINI GUEDES; LEILA ABRAHAM LORIA; LUIZ CLAUDIO MAIA VIEIRA; MARCO ANTÔNIO BARBOSA CÂNDIDO; and DENISE TEIXEIRA GOMES - Secretary.

This is a free translation of the minutes of Copel’s 191st Ordinary Board of Directors’ Meeting drawn up in the Company’s Book no. 10.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date June 10, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.